EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Whom It May Concern:

The firm of Stan J.H. Lee, CPA consents to the inclusion of our report of July 23, 2010 on the audited financial statements of Flybit International Ltd . as of May 31, 2010 and December 31, 2009 and 2008 , in any filings that are necessary now or in the future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Stan J.H. Lee, CPA

Stan J.H. Lee, CPA
Fort Lee, NJ 07024 September 7, 2010